                                                                       EXHIBIT 3

                                                                  ARV LETTERHEAD

                                January 5, 1998

Dear Shareholder:

     On December 19, 1997, a subsidiary of Emeritus Corporation ("Emeritus") announced a highly conditional tender offer (the "Offer") for all of the outstanding shares of ARV's common stock at a price of $17.50 per share in cash. Emeritus has also announced that, if the offer succeeds, it will merge ARV with a wholly-owned subsidiary of Emeritus (such merger, together with the Offer, the "Emeritus Transaction"). In such proposed merger, all shares of ARV common stock not tendered and purchased pursuant to the Offer would be converted into the right to receive an amount in cash equal to the price per share paid pursuant to the Offer.

     Your Board of Directors has unanimously determined that the Emeritus Transaction, including the Offer, is inadequate and not in the best interests of ARV and its shareholders. Accordingly, the Board of Directors unanimously recommends that you reject the Emeritus Transaction and not tender your shares to Emeritus pursuant to the Offer.

     In arriving at their decision that the Emeritus Transaction, including the Offer, is inadequate and not in the best interests of ARV, your Board gave careful consideration to the interests of ARV's shareholders and all other factors permitted by applicable law (including the long and short-term interests of ARV and its shareholders, including the possibility that these interests may be best served by the continued independence of ARV). Your Board reviewed, among other items, the opinion of Salomon Smith Barney, ARV's financial advisors, that the Emeritus Transaction, including the Offer, is inadequate. We urge you to read carefully the attached Schedule 14D-9 in its entirety so that you will be fully informed as to the Board's recommendation.

     Your Board of Directors and the management of ARV believe that the Offer fails to recognize the inherent value of ARV. The Board concluded that the interests of ARV and its shareholders would best be served if ARV were to remain an independent company. In light of the Board's decisions, management of ARV, together with ARV's advisors, are continuing to refine ARV's strategic plan and are actively exploring opportunities to enhance the value of ARV.

     Your Board of Directors and the management of ARV are also concerned by the numerous conditions which Emeritus has placed on the Offer, including, but not limited to, the right to renegotiate the price to be paid in the Offer or withdraw the Offer if Emeritus is unable to obtain financing on satisfactory terms or if any material adverse change, as determined in Emeritus' discretion, occurs in the operations or prospects of ARV. Your Board of Directors is concerned that the scope of the conditions suggests that Emeritus may intend to renegotiate the terms of the Offer or pay a portion or all of the purchase price in securities of Emeritus, rather than in cash.

     Furthermore, if the Offer is successful, the resulting change in control of ARV could trigger default provisions in more than two-thirds of ARV's existing facility leases. Such defaults would permit the lessors under the leases to terminate the leases and, at a minimum, almost certainly would result in significantly higher lease costs to ARV. Your Board of Directors and the management of ARV believe that, in light of Emeritus' historical financial results, the lessors, at a minimum, would seek to renegotiate the terms of the leases to raise the rental rates to current market levels, to ARV's disadvantage.

     Please be assured that your Board of Directors and the management of ARV will continue to act in the best interests of ARV and its shareholders. Your Directors thank you for your support.

                                          Sincerely,

                                          /s/ HOWARD G. PHANSTIEL
                                          Howard G. Phanstiel
                                          Chairman of the Board and Chief
                                          Executive Officer